

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 5, 2016

<u>Via E-mail</u>
Mr. Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.A.
6, Route de Treves
L-2633 Senningerberg, Grand Duchy of Luxembourg

     Re: **Orion Engineered Carbons S.A.**
           Form 20-F for the Year Ended December 31, 2015
           Filed March 4, 2016
           File No. 1-36563

Dear Mr. Herlinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Reconciliation of Non-IFRS Financial Measures, page 42

1. You adjust for items referred to as other non-operating in your determination of Adjusted EBITDA. Based on the description provided in Note 4, please help us better understand how you determined it was appropriate to characterize these as non-operating and correspondingly why these items have less bearing on your underlying business performance as indicated on page 43. In a similar manner, please address your adjustment for consulting fees related to the Orion strategy.

2. On page F-25, you describe the adjustments made to arrive at Adjusted EBITDA as "non-recurring" and "one-off." Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP

financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Refer also Question 102.03 of our Compliance and Disclosure Interpretations. Please tell us how you intend to address.

Financial Statements

Notes to the Financial Statements

Note 8.9 – Other Provisions, page F-41

3. On page 65, you discuss legal proceedings and note that some matters involve claims for large amounts of damages as well as other relief. The results of the proceedings referenced, which include the EPA Action, may be material to your operating results and cash flow for any particular period when the relevant costs are incurred. Given that the only matter specifically discussed in your contingent liability disclosures is the EPA Action, please tell us what consideration you gave to providing the disclosures called for by IAS 37.86 in regard to the other matters noted. We also remind you that IAS 37.88 states that disclosures should link provisions recorded with the specific contingent liability. Please advise or revise your disclosures as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction